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May 10, 2007	FILE NO: 68748.000002

VIA EDGAR AND FACSIMILE

Ms. Pamela A. Long, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	FBR Capital Markets Corporation
Registration Statement on Form S-1
Filed on April 10, 2007
File No. 333-141987

FBR Capital Markets Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed April 5, 2007
File No. 333-138824

Dear Ms. Long:

As counsel to FBR Capital Markets Corporation, a Virginia corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (File No. 333-141987) (the “IPO Registration Statement”), and the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your comment letter dated April 27, 2007, which relates to the IPO Registration Statement and Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-138824) (the “Shelf Registration Statement”) filed by the Company with the Commission on April 5, 2007.

On May 2, 2007, the Company responded to Comments 2, 3, 6, 10 and 11 of the Staff contained in your April 27, 2007 comment letter. The Company respectfully informs the Staff that it has updated its response to Comment 2 of the Staff.

Ms. Pamela A. Long, Assistant Director

May 10, 2007

For convenience of reference, each Staff comment contained in your April 27, 2007 comment letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your comment letter and is followed by the corresponding response of the Company.

We have provided to each of you, Nudrat Salik, Rufus Decker, Brigitte Lippmann and Lesli Sheppard a courtesy copy of this letter and two courtesy copies of Amendment No. 1 to the IPO Registration Statement filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the IPO Registration Statement filed with the Commission on April 10, 2007. The changes reflected in Amendment No. 1 to the IPO Registration Statement have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the IPO Registration Statement. The Company’s unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2007 have been included in Amendment No. 1 to the IPO Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the IPO Registration Statement shall have the meanings set forth in the IPO Registration Statement.

FORM S-1 FILED ON APRIL 10, 2007

General

1.	Please tell us whether Friedman Billings Ramsey will be making a market in the securities. If so, amend the registration statement to register the market-making activities of FBR, including the footnote to the fee table and the alternate pages for the market making prospectus.

Response: The Company respectfully informs the Staff that Friedman, Billings, Ramsey & Co., Inc. will not make a market in the Company’s common stock.

2.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

Response: As previously mentioned to the Staff on May 2, 2007, the Company will file or submit all of its exhibits as soon as possible. At the request of the Staff, the Company is submitting in draft form the opinion of Hunton & Williams LLP regarding

Ms. Pamela A. Long, Assistant Director

May 10, 2007

legality required by Item 601(b)(5)(i) of Regulation S-K, which is attached as Exhibit A hereto.

3.	Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

Response: The Company previously provided the Staff with its response to the comment appearing above on May 2, 2007.

4.	We note that you wish this filing to become effective prior to the shelf registration statement on Form S-1 (file no. 333-138824), which you first filed in November 2006. Please clarify your disclosure in both filings to indicate which offering will be your initial public offering and describe the other filing.

Response: The Company has revised the disclosure on pages 14, 123 and 128 of the prospectus in the IPO Registration Statement in response to the Staff’s comment. The Company will clarify the disclosure in the Shelf Registration Statement at the time it files the next pre-effective amendment to the Shelf Registration Statement.

Prospectus Cover Page

5.	In the second paragraph, please clarify your relationship with FBR TRS Holdings, Inc.

Response: The Company has revised the disclosure on the prospectus cover page included in the IPO Registration Statement in response to the Staff’s comment.

Summary, page 1

6.	If any of your directors or executive officers will receive any of the selling shareholder proceeds in this offering, please provide prominent disclosure in this section.

Response: The Company previously provided the Staff with its response to the comment appearing above on May 2, 2007.

Ms. Pamela A. Long, Assistant Director

May 10, 2007

The Offering, page 17

7.	Please include disclosure regarding the shares being registered by the selling shareholders on the shelf registration statement.

Response: The Company has revised the disclosure on page 14 of the prospectus in the IPO Registration Statement in response to the Staff’s comment.

Selling Shareholders, page 37

8.	Since the offering is being underwritten, please delete the paragraph on broker-dealers on page 38.

Response: The Company has revised the disclosure on page 113 of the prospectus in the IPO Registration Statement in response to the Staff’s comment.

Shares Eligible for Future Sale, page 112

9.	Since you plan to ask that the shelf registration statement become effective shortly after this filing becomes effective, please also quantify the shares eligible for future sale assuming that both registration statements become effective.

Response: The Company has revised the disclosure on pages 31 and 126 of the prospectus in the IPO Registration Statement in response to the Staff’s comment.

Item 17. Undertakings, page 165

10.	Please add the undertaking required by Item 512(f) of Regulation S-K.

Response: The Company previously provided the Staff with its response to the comment appearing above on May 2, 2007.

Ms. Pamela A. Long, Assistant Director

May 10, 2007

Form S-1/A#3 FILED ON APRIL 5, 2007

Financial Statements

Note 14. Segment Information, page F-33

11.	We note your response to prior comment 1.

On a monthly basis financial information for business units, including investment banking and principal investing, is prepared. This information provides detailed financial results for each business unit, which begins with revenue and ends with the net income (loss) before taxes line item. This information is given to the CODM on a monthly basis as well as to the Board of Directors on a quarterly basis. Given the extensive amount of discrete financial information your CODM receives at the business unit levels on a regular basis, we have difficulty overcoming the presumption that the CODM is using this financial information for making resource allocation decision and assessing performance. It is unclear how you determined that each of these business units does not meet the definition of an operating segment pursuant to paragraph 10 of SFAS 131. Please revise your segment disclosures to provide additional reportable segments. For any reportable segments in which you aggregate business units, tell us how you determined you met all of the aggregation criteria of paragraph 17 of SFAS 131.

Your statement that the sole purpose for including the business unit information in the Management Report is to give the CODM visibility into the fixed and variable costs associated with each business unit as part of the CODM’s supervisory function with respect to the segment managers and business unit leaders to confirm that operating decisions being made by the segment managers and business unit leaders within the operating segments are consistent with your overall strategic direction and in your best interest. In light of the weaknesses in the business unit financial information discussed in your response, which include that this information is incomplete in that it does not include various revenue and cost elements and/or allocations within the business unit, please help us understand how your CODM is able to use this information for the objectives stated above. In a similar manner, please help us understand how segment managers are able to use this business unit information in light of these weaknesses. Please also clarify whether additional information is used by the segment managers to allocate resources or evaluate the performance of the business unit managers. We remind you that cost centers and entities with asymmetrical allocations of revenues or

Ms. Pamela A. Long, Assistant Director

May 10, 2007

expenses are not precluded from being operating segments. Refer to Questions 3 and 4 of the FASB Staff Implementation Guide for SFAS 131.

Mr. Richard Hendrix, President and Chief Operating Officer, is the segment manager of the Capital Markets segment as well as a member of the group that functions as the CODM. At a minimum, his role as the segment manager appears to require him to use business unit information. In light of this, please help us understand how you differentiate between which of his decisions are being made in his role as the segment manager versus his role as the CODM.

Your response states that the Capital Markets segment is organized around similar clients and customer classes, products, markets, industry sectors and distribution channels. The Capital markets segment is an integrated delivery of capital raising, financial advisory services, institutional sales and trading and research products and services to your clients. Please further advise how these services are integrated and why you consider the Capital Markets business units to be similar in terms of clients, customer classes, products, markets, industry sectors and distribution channels.

Response: The Company previously provided the Staff with its response to the comment appearing above on May 2, 2007.

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (804) 788-7366.

Sincerely,

/s/ Daniel M. LeBey
Daniel M. LeBey

cc:	Nudrat Salik
Rufus Decker
Brigitte Lippmann
Lesli Sheppard
William Ginivan

Exhibit A

Draft Form of Opinion of Hunton & Williams LLP

Board of Directors

FBR Capital Markets Corporation

1001 Nineteenth Street North

Arlington, Virginia 22209

FBR Capital Markets Corporation Registration Statement on Form S-1

[            ] Shares of Common Stock

Gentlemen:

We have acted as special counsel to FBR Capital Markets Corporation, a Virginia corporation (the “Company”), in connection with the preparation and filing of the Registration Statement on Form S-1 (Registration No. 333-141987), as amended (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the sale by FBR TRS Holdings, Inc. and the other selling shareholders named in the Registration Statement (collectively, the “Selling Shareholders”) of up to an aggregate of [            ] shares (the “Shares”) of Common Stock, par value $0.001 per share, of the Company (including up to [            ] shares of Common Stock that may be sold by FBR TRS Holdings, Inc. to cover over-allotments, if any).

In connection with the foregoing, we have examined the following:

(a)	the Registration Statement;

(b)	the Amended and Restated Articles of Incorporation of the Company, as certified by State Corporation Commission of the Commonwealth of Virginia on [ ], 2007 and the Corporate Secretary of the Company on the date hereof;

(c)	the Amended and Restated Bylaws of the Company, as certified by the Corporate Secretary of the Company on the date hereof;

(d)	Resolutions adopted by the Board of Directors of the Company on June 9, 2006, June 21, 2006, July 14, 2006, July 18, 2006, April 5, 2007 and April 23, 2007, authorizing, among other things, the registration of the Shares, as certified by the Corporate Secretary of the Company;

(e)	a certificate of good standing issued by the State Corporation Commission of the Commonwealth of Virginia on [ ], 2007; and

(f)	a certificate executed by the Corporate Secretary of the Company on the date hereof.

For purposes of the opinions expressed below, we have assumed (i) the authenticity of all documents submitted to us as originals, (ii) the conformity to the originals of all documents submitted as certified or photostatic copies and the authenticity of the originals thereof, (iii) the legal capacity of natural persons, (iv) the genuineness of all signatures and (v) the due authorization, execution and delivery of all documents by all parties and the validity, binding effect and enforceability thereof (other than the authorization, execution and delivery of documents by the Company and the validity, binding effect and enforceability thereof upon the Company).

We do not purport to express an opinion on any laws other than those of the Commonwealth of Virginia.

Based upon the foregoing and such other information and documents as we have considered necessary for the purposes hereof, we are of the opinion that:

1. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Virginia.

2. The issuance of the Shares was duly authorized and the Shares are validly issued, fully paid and non-assessable.

We consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to this firm under the heading “Legal Matters” therein. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations promulgated thereunder.

This opinion is limited to the matters stated in this letter, and no opinions may be implied or inferred beyond the matters expressly stated in this letter. This opinion is given as of the date hereof and we assume no obligation to advise you after the date hereof of facts or circumstances that come to our attention or changes in the law, including judicial or administrative interpretations thereof, that occur which could affect the opinions contained herein.

Very truly yours,